UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission file number: 001-38911

CLARIVATE ANALYTICS PLC

(Exact name of registrant as specified in its charter)

Friars House

160 Blackfriars Road

London SE1 8EZ United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Agreement to Acquire Decision Resources Group

On January 17, 2020, Clarivate Analytics Plc (“Clarivate”) announced that it has signed a definitive agreement to acquire Decision Resources Group (“DRG”), a premier provider of high-value data, analytics and insights products and services to the healthcare industry, from Piramal Enterprises Limited (“PEL”; NSE: PEL, BSE: 500302), part of global business conglomerate Piramal Group. Clarivate issued the press release attached hereto as Exhibit 99.1 announcing the proposed acquisition and will be delivering the investor presentation attached hereto as Exhibit 99.2 on the conference call referred to the press release.

Reaffirming Standalone 2020 Outlook

On January 17, 2020, Clarivate also reaffirmed its standalone outlook for the year ending December 31, 2020, initially announced on November 12, 2019. Standalone outlook does not reflect the proposed acquisition of DRG or the divestiture of the MarkMonitor brand protection, antipiracy and antifraud business, announced on November 5, 2019 and completed on January 1, 2020.

For the year ending December 31, 2020, excluding the proposed acquisition of DRG and divestiture of MarkMonitor, Clarivate expects:

•	Adjusted Revenues in a range of $950 million to $970 million

•	Adjusted EBITDA in a range of $330 million to $350 million

•	Adjusted EBITDA margins in a range of 35% to 36%

•	Adjusted Free Cash Flow in a range of $195 million to $210 million

The above outlook excludes the impact of the proposed DRG acquisition and MarkMonitor divestiture and assumes no further currency movements, acquisitions, divestitures or unanticipated events.

See Exhibit 99.3 attached hereto for information related to the above non-GAAP financial measures and reconciliations to financial measures calculated in accordance with GAAP.

Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements, which express management’s current views concerning future business, events, trends, contingencies, financial performance, or financial condition, appear under the headings “Agreement to Acquire DRG” and “Reaffirming Standalone 2020 Outlook” above. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. Because forward-looking statements relate to the future, they are difficult to predict and many are outside of our control. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include our failure to consummate the DRG acquisition as a result of a failure to obtain the necessary approval of PEL shareholders, over which we have no control, a failure to obtain necessary antitrust clearances, or otherwise; our failure to refinance borrowings under the bridge loan facility referred to above because of an inability to raise sufficient equity or debt capital or otherwise, which would likely materially increase our costs of financing the DRG acquisition and result in our failure to achieve the financial benefits we anticipate; our failure to achieve the anticipated cost and revenue synergies from the DRG acquisition; as well as the factors discussed under the caption “Risk Factors” in the prospectus Clarivate filed with the U.S. Securities and Exchange Commission (“SEC”) on December 6, 2019, along with our other filings with the SEC. However, those factors should not be considered to be a complete statement of all potential risks and uncertainties. Forward-looking statements are based only on information currently available to our management and speak only as of the date of this Report on Form 6-K. We do not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Please consult our public filings with the SEC or on our website at www.clarivate.com.

No Incorporation by Reference

The information under “Reaffirming Standalone 2020 Outlook” in and Exhibits 99.2 and 99.3 to this Report on Form 6-K shall not be deemed to be incorporated by reference into the company’s registration statement on Form S-8 (Registration No. 333-231405).

Exhibits

Exhibit No.	Document Description

99.1	Press release of Clarivate Analytics Plc dated January 17, 2020.

99.2	Investor presentation of Clarivate Analytics Plc dated January 17, 2020.

99.3	Non-GAAP Financial Measures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLARIVATE ANALYTICS PLC

Date: January 17, 2020	By:	/s/ Richard Hanks
Richard Hanks
Chief Financial Officer